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[VIVENDI UNIVERSAL LOGO]
                                                                    Exhibit 99.1

           VIVENDI UNIVERSAL PLANS TO SELL ITS PUBLISHING BUSINESSES,
               EXCEPT FOR HOUGHTON MIFFLIN, TO THE LAGARDERE GROUP

PARIS, OCTOBER 23, 2002 - Vivendi Universal [NYSE: V; PARIS BOURSE: EX FP] has selected the most favorable offer and decided to enter into negotiations with the Lagardere group to sell it the publishing businesses in Europe and Latin America of Vivendi Universal Publishing (VUP). The plan is for the Natexis-Banque Populaire to make the acquisition on behalf of Lagardere. It would then sell Lagardere the VUP assets once agreement is obtained from the antitrust authorities. The sale would be carried out on the basis of an enterprise value of E1.25 billion and include VUP's general literature, reference and educational publishing activities, excluding Houghton Mifflin.

This project will be submitted for information and consultation with the personnel representative bodies.

To assess the amount of this disposal, it is necessary to take into account those assets that were previously included in the VUP consolidation scope, especially the professional press, Groupe L'Express-L'Expansion and Comareg, which were sold this year. Also to be taken into account are the educational software and the video game businesses, which are part of Vivendi Universal Games.

As to Houghton Mifflin, Vivendi Universal is examining the possibility of starting the disposal process again in order to be able to open it up to a higher number of potential acquirers. This may take place soon, unless a significantly higher bid is received by end of business Friday, October 25.

Commenting on this agreement, Jean-Rene Fourtou, Chairman and Chief Executive Officer of Vivendi Universal, said:

 "This agreement fully meets the three inter-linked objectives that we set when we made this difficult decision to sell our publishing businesses. Firstly, it contributes to lowering Vivendi Universal's debt, which is an absolute prerequisite to a turnaround. Next, it meets the cultural and heritage concerns that relate to publishing, and which we have never lost sight of. This is why, from the outset, we asked all potential acquirers to make important commitments in this area. Thirdly, this agreement offers growth prospects for VUP's French and European publishing businesses."
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IMPORTANT DISCLAIMER

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the VUP sale transaction will not be realized in the manner described above; the risk that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed disposals and/or restructurings will not materialize in the timing or manner described above; the risk that approvals from personnel representative councils are delayed or not obtained; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, updates or to revise forward-looking statements.

CONTACTS:

MEDIA
PARIS
Antoine Lefort
+33 (1).71.71.1180
Alain Delrieu
+33 (1).71.71.1086
NEW YORK
Anita Larsen
+(1) 212.572.1118